UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 30, 2020

GORES METROPOULOS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38791	83-1804317
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9800 Wilshire Blvd. Beverly Hills, CA	90212
(Address of principal executive offices)	(Zip Code)

(310) 209-3010

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock	GMHI	Nasdaq Capital Market
Warrants	GMHIW	Nasdaq Capital Market
Units	GMHIU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

This amendment is being filed to amend and restate the Current Report on Form 8-K filed on October 30, 2020 in order to correct a scrivener’s error. The Gores Metropoulos, Inc. Special Meeting in Lieu of the Company’s 2020 Annual Meeting of the Stockholders will be held at 9:00 a.m. Eastern time on December 1, 2020 and not 9:00 a.m. Eastern time on December 3, 2020 as reported in error in the prior Current Report.

Item 8.01	Other Events.

On October 30, 2020, Gores Metropoulos, Inc. (the “Company”) released a press release announcing that the Company has filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement/consent solicitation statement/prospectus under Rule 424 after the SEC declared effective the Company’s registration statement on Form S-4 related to the previously announced business combination with Luminar Technologies, Inc. (“Luminar”). Additionally, the press release announces that the Company’s Special Meeting in Lieu of the Company’s 2020 Annual Meeting of the Stockholders will be held at 9:00 a.m. Eastern time on December 1, 2020. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Additionally, on October 30, 2020, Luminar released a press release announcing that Luminar has entered into a strategic partnership with Daimler Truck AG, the world’s largest commercial vehicle manufacturer, and certain of its U.S. subsidiaries, to enable high automated trucking, starting on highways. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Additional Information about the Transactions and Where to Find It

The Company has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) and will mail the definitive proxy statement/consent solicitation statement/prospectus contained therein and other relevant documents to its stockholders. The Registration Statement is now effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, contains important information about the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the proposed transactions contemplated by the Merger Agreement and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Company stockholders and other interested persons are advised to read the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they contain or will contain important information about the proposed transactions. The definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of October 14, 2020, the record date established for voting on the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at the Special Meeting. Company stockholders will also be able to obtain copies of the definitive proxy statement/consent solicitation statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Gores Metropoulos, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou (email: jchou@gores.com).

Participants in Solicitation

The Company, Luminar and their respective directors and officers may be deemed participants in the solicitation of proxies of Company stockholders in connection with the proposed transactions. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Company stockholders in connection with the proposed transactions contemplated by the Merger Agreement and other matters to be voted upon at the Special Meeting is set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed transactions. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions is included in the Registration Statement.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning the Company’s or Luminar’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this transaction will generate returns for stockholders. These forward-looking statements are based on the Company’s or Luminar’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Luminar’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed transactions contemplated thereby; (b) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (d) the risk that the proposed transactions disrupt current plans and operations of Luminar or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (e) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (f) costs related to the proposed transactions; (g) changes in applicable laws or regulations; (h) the possibility that Luminar may be adversely affected by other economic, business and/or competitive factors; and (i) other risks and uncertainties indicated from time to time in the final prospectus of the Company, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by the Company. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this communication speak only as of the date of this communication. Except as required by law, neither the Company nor Luminar undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in the Company’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

99.1*	Press Release dated October 30, 2020.

99.2*	Press Release dated October 30, 2020.

104	The cover page of the Current Report on Form 8-K, formatted in Inline XBRL.

*	Previously filed with the Current Report on Form 8-K dated October 30, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gores Metropoulos, Inc.

Date: October 30, 2020	By:	/s/ Andrew McBride
	Name:	Andrew McBride
	Title:	Chief Financial Officer and Secretary